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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)
                            ------------------------

                     CAPCO AUTOMOTIVE PRODUCTS CORPORATION
                           (Name of subject company)

                               EATON CORPORATION
                         EATON ACQUISITION CORPORATION
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of class of securities)

                                  139168 10 8
                     (CUSIP number of class of securities)
                            ------------------------

                            GERALD L. GHERLEIN, ESQ.
                               EATON CORPORATION
                                  EATON CENTER
                           1111 SUPERIOR AVENUE, N.E.
                             CLEVELAND, OHIO 44114
                                 (216) 523-5000
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)
                            ------------------------

                                   COPY TO:
                             DANIEL A. NEFF, ESQ.
                        WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                              NEW YORK, NY 10019
                                (212) 403-1000

                           CALCULATION OF FILING FEE

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            TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
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
                 $117,424,450                                     $23,485
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

* Based on the offer to purchase all outstanding shares of Common Stock of the subject company (other than the 805,000 shares of common stock beneficially owned by Eaton Corporation), together with the associated preferred stock purchase rights at $11.00 cash per share, the number of shares of Common Stock reported in the Quarterly Report on Form 10-Q of the subject company for the quarter ended September 30, 1995 as outstanding as of November 1, 1995 (11,061,350) and the number of shares of Common Stock under option reported in such Form 10-Q of the subject company (418,600).

**  1/50 of 1% of Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

           Amount Previously Paid:    N/A           Filing Party:   N/A
           Form or Registration No.:  N/A           Date Filed:     N/A

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

CUSIP NO. 139168 10 8                14D-1

---------------------------------------------------------------------------------------------
   1.  Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
       Eaton Corporation
       34-0196300
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   2.  Check the Appropriate Box if a Member of a Group
       (a) / /
       (b) / /
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   3.  SEC Use Only
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   4.  Sources of Funds
       OO
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   5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or
            2(f) / /
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   6.  Citizenship or Place of Organization
       Ohio
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   7.  Aggregate Amount Beneficially Owned by Each Reporting Person
         805,000
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   8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares / /
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   9.  Percent of Class Represented by Amount in Row (7)
       Approximately 7.3%
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  10.  Type of Reporting Person
       CO
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

CUSIP NO. 139168 10 8                14D-1

---------------------------------------------------------------------------------------------
   1.  Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
       Eaton Acquisition Corporation
       Pending
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   2.  Check the Appropriate Box if a Member of Group
       (a) / /
       (b) / /
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   3.  SEC Use Only
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   4.  Sources of Funds
       AF
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   5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or
       2(f) / /
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   6.  Citizenship or Place of Organization
       Delaware
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   7.  Aggregate Amount Beneficially Owned by Each Reporting Person
       805,000
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   8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares / /
---------------------------------------------------------------------------------------------
   9.  Percent of Class Represented by Amount in Row (7)
       Approximately 7.3%
---------------------------------------------------------------------------------------------
  10.  Type of Reporting Person
       CO
---------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is CAPCO Automotive Products Corporation, a Michigan corporation (the "Company"), and the address of its principal executive offices is 300 S. St. Louis Boulevard, P.O. Box 208, South Bend, Indiana 46624.

     (b) The class of securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of the Company, including any associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement between the Company and Harris Trust and Savings Bank, as Rights Agent (the Common Stock and Rights are referred to collectively herein as the "Shares"). The information set forth in the Introduction and Section 1 of the Offer to Purchase (the "Offer to Purchase") filed herewith as Exhibit (a)(1) is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d); (g) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Eaton Acquisition Corporation, a Delaware corporation (the "Purchaser"), and Eaton Corporation, an Ohio corporation ("Parent"), and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

     (e)-(f) During the last five years, none of the Purchaser or Parent or, to the best of the Purchaser's and Parent's knowledge, any of the directors or executive officers of the Purchaser or Parent has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction and Section 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth in the Introduction and Sections 7 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in Section 11 and Schedule II of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction and Section 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 11 of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth under Section 15 of the Offer to Purchase is incorporated herein by reference. See Exhibit (g).

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, filed herewith as Exhibit (a)(2), to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated March 19, 1996.

        (2) Letter of Transmittal with respect to the Shares and Rights.

        (3) Notice of Guaranteed Delivery.

        (4) Letter, dated March 19, 1996, to brokers, dealers, commercial banks, trust companies and other nominees.

        (5) Letter to be sent by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

        (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

        (7) Eaton Corporation Press Release, dated March 13, 1996 (incorporated by reference to Exhibit 2 to Form 13D filed by Eaton Corporation on March 18,
1996).

        (8) Eaton Corporation Press Release dated March 14, 1996 (incorporated by reference to Exhibit 4 to Form 13D filed by Eaton Corporation on March 18,
1996).

        (9) Eaton Corporation Press Release dated March 18, 1996 (incorporated by reference to Exhibit 5 to Form 13D filed by Eaton Corporation on March 18,
1996).

       (10) Form of summary advertisement, dated March 19, 1996.

     (b) None.

     (c)(1) Manufacturing and Asset Purchase Agreement among Eaton Corporation, Clark Automative Products Corporation and Equipamentos Clark Ltda., dated March 10, 1987 (incorporated by reference to Exhibit 10.2 of the Company's Registration Statement on Form S-1, No. 33-75626).

        (2) Extension and Amendment Agreement, among Eaton Corporation, Clark Automotive Products Corporation and Equipamentos Clark Ltda., dated February 23, 1994 (incorporated by reference to Exhibit 10.3 of the Company's Registration Statement on Form S-1, No. 33-75626).

        (3) Intellectual Property Acquisition Agreement, among Clark Equipment Company, Equipamentos Clark Ltda. and Eaton Corporation, dated March 10, 1987, including amendments thereto (incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form S-1, No. 33-75626).

        (4) Transitional Services Agreement -- Brasil, between Eaton Corporation do Brasil and Equipamentos Clark Ltda. dated March 10, 1987, including letter amendment thereto (incorporated by reference to Exhibit 10.5 of the Company's Registration Statement on Form S-1, No. 33-75626).

     (d) None.

     (e) Not applicable.

     (f) None.

     (g) Complaint in Eaton Corporation v. CAPCO Automotive Products Corporation, Francisco Edmir Bertolaccini, Harold L. Bowman, David A. Brockway, C.E. Cheesbrough, Thomas C. Clarke, William N. Harper and Jose Roberto Morato, filed in the United States District Court for the Eastern District of Michigan, Southern Division on March 13, 1996 (incorporated by reference to Exhibit 3 to
Schedule 13D filed by Eaton Corporation on March 18, 1996).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 19, 1996

                                          EATON CORPORATION

                                          By: /s/ Gerald L. Gherlein

                                            ------------------------------------
                                            Name: Gerald L. Gherlein
                                            Title: Executive Vice President and
                                               General Counsel

                                          By: /s/ Earl R. Franklin

                                            ------------------------------------
                                            Name: Earl R. Franklin
                                            Title: Secretary

                                          EATON ACQUISITION CORPORATION

                                          By: /s/ Earl R. Franklin

                                            ------------------------------------
                                            Name: Earl R. Franklin
                                            Title: Vice President and Secretary

                               INDEX TO EXHIBITS

  EXHIBIT
   NUMBER                                    EXHIBIT
 ----------  -----------------------------------------------------------------------
 (a)   (1)   Offer to Purchase, dated March 19, 1996................................
       (2)   Letter of Transmittal with respect to the Shares and Rights............
       (3)   Notice of Guaranteed Delivery..........................................
       (4)   Letter, dated March 19, 1996, to brokers, dealers, commercial banks, trust companies and other nominees...................................
       (5)   Letter to be sent by brokers, dealers, commercial banks, trust companies and other nominees to their clients........................
       (6)   Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9..................................................
       (7)   Eaton Corporation Press Release, dated March 13, 1996 (incorporated by reference to Exhibit 2 to Schedule 13D filed by Eaton Corporation on
               March 18, 1996)......................................................
       (8)   Eaton Corporation Press Release dated March 14, 1996 (incorporated by reference to Exhibit 4 to Schedule 13D filed by Eaton Corporation on
               March 18, 1996)......................................................
       (9)   Eaton Corporation Press Release dated March 18, 1996 (incorporated by reference to Exhibit 5 to Schedule 13D filed by Eaton Corporation on
               March 18, 1996)......................................................
      (10)   Form of summary advertisement, dated March 19, 1996....................
 (b)         None...................................................................
 (c)   (1)   Manufacturing and Asset Purchase Agreement among Eaton Corporation,
               Clark Automotive Products Corporation, and Equipamentos Clark Ltda.,
               dated March 10, 1987 (incorporated by reference to Exhibit 10.2 of the Company's Registration Statement on Form S-1, No. 33-75626)......
       (2)   Extension and Amendment Agreement, among Eaton Corporation, Clark
               Automotive Products Corporation and Clark Equipment Company, dated
               February 23, 1994 (incorporated by reference to Exhibit 10.3 of the
               Company's Registration Statement on Form S-1, No. 33-75626)..........
       (3)   Intellectual Property Acquisition Agreement, among Clark Equipment
               Company, Equipamentos Clark Ltda. and Eaton Corporation, dated March
               10, 1987, including amendments thereto (incorporated by reference to
               Exhibit 10.1 of the Company's Registration Statement on Form S-1, No.
               33-75626)............................................................
       (4)   Transitional Services Agreement -- Brasil, between Eaton Corporation do
               Brasil and Equipamentos Clark Ltda. dated March 10, 1987, including letter amendment thereto (incorporated by reference to Exhibit 10.5 of the Company's Registration Statement on Form S-1, No. 33-75626)...
 (d)         None...................................................................
 (e)         Not applicable.........................................................
 (f)         None...................................................................
 (g)         Complaint in Eaton Corporation v. CAPCO Automotive Products
               Corporation, Francisco Edmir Bertolaccini, Harold L. Bowman, David A.
               Brockway, C.E. Cheesbrough, Thomas C. Clarke, William N. Harper and
               Jose Roberto Morato, filed in the United States District Court for the Eastern District of Michigan, Southern Division on March 13, 1996
               (incorporated by reference to Exhibit 3 to Schedule 13D filed by
               Eaton Corporation on March 18, 1996).................................